Flexsteel®

Industries Incorporated

May 8, 2009

Mr. John Cash

Branch Chief

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-7010

RE:	Flexsteel Industries, Inc.

Form 10-K for the year ended June 30, 2008

Schedule 14A Definitive Proxy Statement filed October 28, 2008

Form 10-Q for the quarter ended December 31, 2008

File No. 0-5151

Dear Mr. Cash:

This letter is in response to the comment letter received by us dated April 16, 2009 (the “Comment Letter”), containing comments to our Form 10-K for the fiscal year ended June 30, 2008 (“2008 Form 10-K”), Schedule 14A Definitive Proxy Statement filed October 28, 2008 (“2008 Proxy Statement”), and Form 10-Q for the quarter ended December 31, 2008 (“2nd Quarter 10-Q”). For your convenience, we have reproduced each of the Staff’s comments from the Comment Letter. Each item number set forth below is in response to the corresponding item number in the Comment Letter.

Form 10-K for the fiscal year ended June 30, 2008

Business, page 3

General

1.	Comment

Because of the nature of your business, the discussion about your working capital practices appears limited. In future filings please expand your disclosure related to information contained in subparagraph (c)(1)(vi) of Item 101 of Regulation S-K, to the extent that such information is material.

Response

In our future Form 10-K filings, to the extent that such information is material, we will provide expanded disclosure about our working capital practices.

Post Office Box 877 • Dubuque, Iowa 52004-0877 • 563.556.7730/Telephone •563..556.8345/Fax

Response to SEC Comment Letter

File No. 0-5151

Risk Factors, page 6

2.	Comment

In future filings, please consider expanding your risk factor disclosure to capture all material risks that the company faces because of current market conditions and predicted volatility. Please try to avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks, including, but not limited to, the following:

•

the disclosure in the second paragraph of “We have been increasing our offshore capabilities...” risk factor on page 6, should address the actual risks arising from doing business in specific countries;

•

as more clearly indicated by your financial performance reported in the quarterly report for the period ended December 31, 2008, the “An economic downturn could adversely affect our business...” risk factor disclosure on page 6 should provide additional qualitative and quantitative information to alert investors about how the market downturn has affected and may affect your business and financial performance; and

•

given the significant discrepancy between your current market capitalization and the book value of your equity, your “We may experience impairment of our long-lived assets...” risk factor disclosure on page 8 needs to quantify, to the extent possible, the actual impairment risks and the potential impact to your earnings.

Response

In our future filings we will expand our risk factor disclosure to capture all material risks that the Company faces because of current market conditions and predicted volatility. We will avoid overly broad and boilerplate disclosure and provide more specific information to focus on actual risks including (i) expanding the discussion about risks related to doing business in foreign countries, (ii) providing additional information on how the economic downturn has or may affect the business and (iii) to the extent possible, quantify actual apparent risks and potential impact to our earnings.

3.	Comment

It is unclear how the last risk factor on page 8 regarding material weaknesses of internal controls over financial reporting is unique to you. While we note your latest restatement of your financial statements due to a material weakness, risk factor disclosure should focus on such material risks that are unique to you and your business as well as avoid mitigating language that obscures the specific risks discussed. In future filings please revise your disclosure accordingly.

Response

In our future filings we will assure that the risk factors discussed focus on material risks that are unique to our Company.

Response to SEC Comment Letter

File No. 0-5151

Critical Accounting Policies – Inventories, page 12

4.	Comment

We note you have historically had write-downs in fabric, wood frame and trim and sourced products. If material, in future filings please quantify your inventory write offs for all periods presented.

Response

In our future filings, if material, we will quantify our inventory write offs for all periods presented.

Notes to the Consolidated Financial Statements

1.    Summary of Significant Accounting Policies – Valuation of Long-Lived Assets, page 24

5.	Comment

It appears that your current market capitalization is significantly below the book value of your equity. Please advise us whether you have performed a recent impairment test pursuant to SFAS 144. If not, please explain how you analyzed the difference to conclude that an impairment test is not necessary. Please explain any qualitative and quantitative factors you considered.

Response

Flexsteel Industries, Inc. (“Flexsteel” or “the Company”) is a closely held public company. The founding families and management of the Company hold approximately 40% of the Company’s outstanding common stock. There are generally an additional 10% to 15% of the outstanding shares of common stock held by longer-term institutional investors. At March 31, 2009,Flexsteel has 6,575,633 shares of common stock outstanding and on an average day Flexsteel trades approximately 4,000 shares. There were 54 days during the nine months ended March 31, 2009 where Flexsteel traded less than 1,000 shares per day. Flexsteel has been trading below its net book value per common share since June 30, 2005.

Due to our ownership structure and history of trading below book value, we do not necessarily consider our market capitalization to be an indicator of asset impairment.

At March 31, 2009 the Company has no intangible assets and the only long-lived assets that the Company owns that are subject to SFAS No. 144 assessment are property and equipment. At March 31, 2009, our net property and equipment balance was approximately $23.9 million, of which approximately $19 million was related to land and buildings. The Company completed a detailed review for asset impairment of property and equipment during the 2nd quarter ended December 31, 2008 and the 3rd quarter ended March 31, 2009 due to the economic conditions of our industry as well as facility consolidation measures taken by the Company. We believe those events, when combined, amounted to a ‘triggering event’ as defined in SFAS No. 144, from a qualitative perspective, and thus led us to believe that we should review our property and equipment for impairment. Our analyses entailed a specific review of our property and equipment and included a review of future cash flows from operations as well as an assessment of continued use of the property and equipment. Based on the analyses performed, the Company recorded asset impairment for property and equipment of $137,638 in the 2nd quarter ended December 31, 2008. No impairment was identified in the 3rd quarter ended March 31, 2009. The Company will continue to assess on a go-forward basis if factors arise that would be considered a ‘triggering event’ and require assessment of our property and equipment under SFAS No. 144.

Response to SEC Comment Letter

File No. 0-5151

6.	Comment

In the interest of providing readers with a better insight into management’s judgments in accounting for long-lived assets, please consider disclosing a qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. These disclosures should be included in your critical accounting estimates in your MD&A.

Response

In our future Form 10-K filings we will disclose a qualitative and quantitative description of the material assumptions used, if appropriate.

7.    Borrowings and Credit Arrangements, page 28

7.	Comment

We note your disclosure that you were in compliance with your financial covenants. In future filings, if it becomes reasonably likely that you may not comply with a material covenant, please present, for your most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date. Such presentation will allow investors to more easily understand your current ability to meet your financial covenants.

Response

In our future filings, if it becomes reasonably likely that we may not comply with a material covenant, we will incorporate our most significant and restrictive covenants, actual ratios and other actual amounts versus minimum/maximum ratios/amounts required as of each reporting date.

Signatures, page 44

8.	Comment

We note that the annual report has not been signed by the controller or the principal accounting officer. Please ensure that all future filings are signed by all requisite parties.

Response

In our future 10-K filings we will change Mr. Hall’s title to reflect his duty of Principal Accounting Officer in addition to Principal Financial Officer.

Response to SEC Comment Letter

File No. 0-5151

Schedule 14A Definite Proxy Statement Filed on October 28, 2008

Executive Compensation, page 5

Compensation Discussion and Analysis, page 5

9.	Comment

Please note that CD&A is meant to be a narrative overview preceding the compensation disclosure, and help put into perspective the numbers in the tables that follow it. Cross referencing discussion in the Corporate Governance section at the end of your compensation disclosure does not help achieve the goal of CD&A. In future filings please reorganize your disclosure and ensure that CD&A provides a complete overview of your overall compensation disclosure.

Annual Incentive, page 6

10.	Comment

In future filings please provide a quantitative discussion of the terms of the necessary performance targets to be achieved in order for your named executive officers to earn an annual cash bonus (i.e. the consolidated net income and consolidated free cash flow targets).

11.	Comment

You provide little discussion and analysis of the effect of individual performance on incentive compensation despite disclosure suggesting it is a significant factor considered by the compensation committee. In future filings, please provide additional analysis of how individual performance, including quantitative and qualitative elements, contributed to actual compensation for the named executive officers. See Item 402(b)(2)(vii) of Regulation S-K.

12.	Comment

You disclose that the compensation committee “has full discretion to increase awards earned under” the company’s annual incentive program. In future filings please disclose, if applicable, whether the compensation committee has increased these awards and explain in detail the elements taken into consideration by the compensation committee in increasing the size of these awards. See Item 402(b)(2)(vi) of Regulation S-K.

Long-Term Incentives, page 7

13.	Comment

In future filings please disclose the return on equity objectives that the compensation committee utilizes for purposes of determining the size of the share award for each named executive officer. We note your disclosure in the second paragraph of your discussion on page 7.

14.	Comment

In future filings please quantify the performance targets that the compensation committee selected for purposes of granting incentive awards under the 2007 plan (i.e. consolidated operating results for organic net sales growth and fully-diluted earnings per share targets). Your discussion should focus on how the compensation committee determines the overall size of the award based upon the achievement of specific performance targets.

Response to SEC Comment Letter

File No. 0-5151

15.	Comment

In future filings, please disclose in more detail the factors taken in consideration by the compensation committee in determining the number of stock options granted to each named executive officer. Your discussion should provide a comprehensive analysis of the substance of the compensation committee’s decision.

Response to your comments 9-15

The Company will address these comments to the extent applicable in future filings.

Summary Compensation Table, page 11

16.	Comment

We note your footnote (3) disclosure. To the extent applicable, please confirm to us that none of the perquisite or personal benefits exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for any named executive officer. Otherwise, in future filings please quantify and disclose these amounts in a footnote to the “All Other Compensation Column” in accordance with Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Response

None of the perquisite or personal benefits exceeded the greater of $25,000 or 10% of the total amount of perquisites and personal benefits for any named executive officer. In our future proxy statements we will quantify and disclose in a footnote to the “All Other Compensation column” any perquisite or personal benefit that exceeds the greater of 25,000 or 10% of the total amount of perquisites or personal benefits.

17.	Comment

For the awards reported in column (f), the footnote should disclose all assumptions made in the valuation. Refer to the Instruction to Item 402(c)(2)(v) and (vi). The discussion of the assumptions may be made by reference to a discussion of those assumptions in the financial statements, footnotes to the financial statements, or discussion in the Management’s Discussion and Analysis.

Response

In our future filings we will reference assumptions made in the valuation to the footnotes to our financial statements.

Response to SEC Comment Letter

File No. 0-5151

Form 10-Q for the period ended December 31, 2008

Liquidity and Capital Resources – Financing Activities, page 12

18.	Comment

We read that your increase in accounts payable was related to timing of payments due to shutdown of operations for the last two weeks of the quarter. Please tell us what this shutdown related to and if it is a normal part of your operations. In future filings, please discuss the shutdown in MD&A, how you determine it is necessary and the overall impact it has on your business.

Response

The shutdown that occurred was not required. We normally shutdown operations during the holiday season as many of our employees take time off and many of our customers are closed during this time and do not require delivery of products. The timing of the holidays in 2008 enabled us to shutdown for a longer period. The lack of staff to process payables resulted in the timing difference of accounts payable that we discussed in MD&A.

In future filings we will evaluate any planned shutdown and disclose the overall impact it has on our business.

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We believe that we have adequately addressed each item in the Comment Letter and that our proposed changes to our future filings will satisfy the additional disclosures and information sought by the staff. We look forward to completing this effort and your response to this letter. Please contact me at (563) 585-8392 with questions or comments.

Sincerely,

FLEXSTEEL INDUSTRIES, INC.

/s/ Timothy E. Hall

Timothy E. Hall

Vice President, Finance

Chief Financial Officer

Secretary